Filed pursuant to Rule 424(b)(5)

Registration Statement No. 333-180685

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Maximum Amount to be Registered(1)	Maximum Offering Price Per Share	Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $.01 per share	2,645,000	$34.75	$91,913,750	$10,533.32

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended, and reflects the potential issuance of additional shares of common stock pursuant to an underwriters’ option.

PROSPECTUS SUPPLEMENT

(To prospectus dated April 12, 2012)

2,300,000 Shares

Common Stock

$34.75 per share

We are offering 2,300,000 shares of our common stock.

Our common stock is traded on the New York Stock Exchange under the symbol “MTH.” On July 9, 2012 the last reported sale price of our common stock on the New York Stock Exchange was $35.38 per share. We have granted the underwriters an option for 30 days to purchase up to 345,000 additional shares of common stock.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page S-11 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$34.75	$79,925,000
Underwriting discount	$1.7375	$3,996,250
Proceeds, before expenses, to Meritage Homes Corporation	$33.0125	$75,928,750

The underwriters expect to deliver the shares to purchasers on or about July 13, 2012 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Citigroup J.P. Morgan	Deutsche Bank Securities

Co-Manager

BofA Merrill Lynch

July 9, 2012

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

PROSPECTUS DATED APRIL 12, 2012

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the prospectus dated April 12, 2012, which is a part of Registration Statement No. 333-180685 and which we refer to as the “accompanying prospectus.” The accompanying prospectus relates to the offering by us of the securities described in the accompanying prospectus.

This document has two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. TO THE EXTENT THERE IS A CONFLICT BETWEEN THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE INFORMATION CONTAINED IN THE ACCOMPANYING PROSPECTUS OR THE INFORMATION CONTAINED IN ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN OR THEREIN, THE INFORMATION CONTAINED IN THE MOST RECENTLY DATED DOCUMENT SHALL CONTROL.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, in making your investment decision. This prospectus supplement and the accompanying prospectus incorporate important business and financial information about us and our subsidiaries that is not included in or delivered with these documents. This information is available without charge to security holders upon written or oral request.

You should rely only on the information contained, incorporated or deemed incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to give any information or to make any representation not contained, incorporated or deemed incorporated by reference in this prospectus supplement or the accompanying prospectus in connection with the offering of shares of common stock in this offering. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is correct as of any date after the respective dates of this prospectus supplement and the accompanying prospectus, even though this prospectus supplement and the accompanying prospectus are delivered or these shares of common stock are offered or sold on a later date.

This prospectus supplement is not an offer to sell any security other than our common stock and it is not soliciting an offer to buy any security other than our common stock. This prospectus supplement and the accompanying prospectus are not an offer to sell our common stock to any person, and they are not soliciting an offer from any person to buy our common stock, in any jurisdiction where the offer or sale to that person is not permitted.

ii

SUMMARY

This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, especially the risks discussed under the “Risk Factors” section beginning on page S-11 of this prospectus supplement, and our consolidated financial statements and the notes to those statements incorporated herein by reference. Unless the context otherwise requires, all references to “Meritage,” “the Company,” “we,” “us” or “our” include Meritage Homes Corporation and its subsidiaries and predecessors as a combined entity. Unless indicated otherwise, all information in this prospectus supplement assumes that the underwriters do not exercise the option to purchase additional shares described in “Underwriting.”

The Company

We are a leading designer and builder of single-family attached and detached homes based on the number of home closings. We build in the historically high-growth regions of the western and southern United States and offer a variety of homes that are designed to appeal to a wide range of homebuyers, including first-time, move-up, active adult and luxury. We have operations in three regions: West, Central and East, which are comprised of seven states: Arizona, California, Nevada, Texas, Colorado, Florida, and North Carolina. These three regions are our principal business segments. In 2011, we announced our expansion into Raleigh-Durham, North Carolina and within Florida through entry into the Tampa market and the wind-down of our operations in Nevada.

Our homebuilding and marketing activities are conducted primarily under the Meritage Homes brand, except in Arizona and Texas, where we also operate under the name Monterey Homes. At March 31, 2012, we were actively selling homes in 150 communities, with base prices ranging from approximately $105,000 to $683,000.

Recent Developments

Preliminary Orders, Closings and Backlog for the Second Quarter 2012

In the first six months of 2012, we achieved significant improvements in orders, closings and backlog year over year. Aided by a higher beginning backlog at the start of 2012 and coupled with increased orders in the first six months, we believe our first half results are indicative of increased demand and consumer confidence, which we expect to translate into higher profitability throughout the year. As interest rates and selling prices are still attractively low and while our current operating results indicate a recovering and stronger housing market, we recognize that we are still operating in a volatile economic environment and are cautiously optimistic about our future operational outlook. We believe the housing market will continue to strengthen to the extent the overall economy continues to improve.

We expect to report approximately $281 million of closing revenue on 1,042 homes with an average price of approximately $270,000 for the second quarter of 2012, and $386 million in net orders on 1,353 homes with an average price of approximately $285,000, after a 13% cancellation rate during the quarter. These results compared to closing revenue of $220 million on 856 homes with an average price of approximately $257,000 for the second quarter of 2011, and $236 million in net orders on 910 homes with an average price of approximately $259,000, after a 15% cancellation rate in the quarter a year ago. Ending backlog at June 30, 2012, is estimated to be valued at $458 million for 1,611 homes under contract, compared to $261 million for 994 homes under contract at June 30, 2011.

These results are based upon preliminary financial and operating data, are not final and may change. These results are subject to finalization by management and review by our independent public accountants.

Summary Results for the First Quarter of 2012

Total home closing revenue was $204.0 million for the three months ended March 31, 2012, increasing 14.9% from the same period last year. The increase in closings of 81 units was further aided by a 2.7% increase in average sales price of $7,000. We reported net loss of $4.8 million for the three months ended March 31, 2012, as compared to net loss of $6.7 million for the same period in 2011. Although closings increased over the prior year, we did not generate sufficient closing volume and gross profit to fully cover our overhead costs. Our first quarter closings are typically our lowest due to seasonality, and based on our historical trends and our high ending backlog, we expect improved results for the remainder of 2012.

At March 31, 2012, our backlog of $353.2 million reflects an increase of 44.2%, or $108.2 million, when compared to the backlog at March 31, 2011. The backlog improvement reflects a 36.2% increase in unit orders in the first quarter, as well as higher average sales price on homes ordered of 2.6% for the quarter as compared to the same period a year ago. In the first quarter of 2012, we were also able to maintain our low cancellation rate on sales orders at 15% of gross orders as compared to 17% in the same period a year ago.

Recent Financing Developments

We also recently took steps to strengthen our balance sheet through the completion of a new senior note issuance. In April and May 2012, we concurrently issued $300.0 million of 7.00% senior notes due 2022 and completed a tender and redemption for all of our $285.0 million 6.25% senior notes due 2015 and approximately $26.1 million of our $125.9 million of outstanding 7.731% of senior subordinated notes due 2017. These actions extended our earliest debt maturities to 2017. We believe such initiatives help support our goals and, coupled with the improving economy and homebuilding market, will allow us to be well positioned to take advantage of a full recovery as it occurs.

We have also entered into negotiations with various financial institutions (including affiliates of the underwriters of this offering and of our 7.00% Senior Notes due 2022) regarding a potential new unsecured revolving credit facility. There can be no assurance that such a facility will be available on terms that are acceptable to us, or at all, and even if available, that we will enter into such a facility or any similar facility.

The Offering

The following summary is not intended to be complete. For a more detailed description of our common stock, see “Description of Capital Stock” in the accompanying prospectus.

Issuer	Meritage Homes Corporation

Common stock offered by us	2,300,000 shares [1]

Common stock to be outstanding after this offering	35,062,087 shares [2]

Use of proceeds	We estimate that the net proceeds to us from the offering after deducting underwriting discounts and commissions but before deducting the estimated offering expenses will be approximately $75.9 million. We intend to use the proceeds received by us in this offering for working capital and general corporate purposes.

Underwriters’ option to purchase additional shares	We have granted the underwriters an option for 30 days to purchase up to 345,000 additional shares of common stock.

New York Stock Exchange Symbol	MTH

Risk Factors	You should consider carefully all of the information set forth in this prospectus and in particular, the information under the heading “Risk Factors” prior investing in our common stock.

[1]	Does not include exercise of the underwriters’ option to purchase additional shares.

[2]

The number of shares of common stock outstanding after the offering is based upon 32,762,087 shares outstanding as of July 6, 2012 and excludes up to 813,567 shares of common stock issuable upon the exercise of options outstanding, of which 606,850 options are immediately exercisable at a weighted average price of $27.25 and up to 1,009,850 shares of common stock that will become unrestricted shares upon the vesting of 1,009,850 (or a corresponding number of) restricted stock awards, including 180,000 shares that will vest subject to the attainment of certain financial and operational criteria.

Summary Financial Information

The following table presents summary historical consolidated financial and operating data of Meritage Homes Corporation and subsidiaries as of and for each of the quarters ended March 31, 2012 and 2011, and as of and for each of the three years in the period ended December 31, 2011. The consolidated statement of operations data for the quarters ended March 31, 2012 and 2011 have been derived from Meritage Homes Corporation’s unaudited consolidated financial statements. The consolidated balance sheet and statement of operations data for the years ended December 31, 2011, 2010 and 2009 have been derived from Meritage Homes Corporation’s audited consolidated financial statements. You should read this data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by us with the U.S. Securities and Exchange Commission, incorporated by reference into this prospectus supplement.

	Historical Consolidated Financial Data
	Years Ended December 31,			Quarters Ended March 31,
	2011	2010	2009	2012	2011
	($ in thousands, except per share amounts)
				Unaudited
Statement of Operations Data:
Total closing revenue	$861,244	$941,656	$970,313	$204,350	$177,589
Total cost of closings	(704,812)	(767,509)	(840,046)	(168,821)	(146,536)
Impairments	(15,324)	(6,451)	(126,216)	(293)	(664)

Total closing gross profit	141,108	167,696	4,051	35,236	30,389
Commissions and other sales costs	(74,912)	(76,798)	(78,683)	(18,977)	(15,315)
General and administrative expenses	(64,184)	(59,784)	(59,461)	(14,721)	(15,126)
Earnings from unconsolidated entities, net[1]	5,849	5,243	4,013	1,423	908
Interest expense	(30,399)	(33,722)	(36,531)	(7,371)	(8,023)
Other income, net	2,162	3,303	2,422	(164)	723
(Loss)/Gain on extinguishment of debt	—	(3,454)	9,390	—	—

(Loss)/Earnings before income taxes	(20,376)	2,484	(154,799)	(4,574)	(6,444)
Benefit/(Provision for) income taxes	(730)	4,666	88,343	(180)	(215)

Net (loss)/income	$(21,106)	$7,150	$(66,456)	$(4,754)	$(6,659)

(Loss)/Earnings per common share:
Basic	$(0.65)	$0.22	$(2.12)	$(0.15)	$(0.21)
Diluted	$(0.65)	$0.22	$(2.12)	$(0.15)	$(0.21)
Other Data:
EBITDA[2]	$27,064	$56,191	$(88,161)	$6,868	$5,531
Adjusted EBITDA[2]	$43,236	$62,937	$40,887	$7,161	$6,195
Balance Sheet Data (at period end):
Real estate	$815,425	$738,928	$675,037	$868,034	$757,653
Total assets	$1,221,378	$1,224,938	$1,242,667	$1,217,614	$1,218,934
Senior notes, loans payable and other borrowings	$606,409	$605,780	$605,009	$606,567	$605,937
Total liabilities	$732,466	$724,943	$757,242	$730,748	$722,367
Stockholders’ equity	$488,912	$499,995	$485,425	$486,866	$496,567

[1]	Earnings from unconsolidated entities in 2011, 2010 and 2009 includes $0, $300,000 and $2.8 million, respectively, of joint venture investment impairments.

[2]

EBITDA and adjusted EBITDA are non-GAAP financial measures, representing net (loss)/earnings before interest expense or interest amortized to cost of sales, income taxes, depreciation and amortization, with real estate and land impairment charges also excluded from adjusted EBITDA. A non-GAAP financial measure is a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of operations, balance sheet, or statement of cash flows (or equivalent statements) of the registrant; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. We have provided below a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measure.

EBITDA is presented here because it is used by management to analyze and compare Meritage with other homebuilding companies on the basis of operating performance, and by investors and analysts in the homebuilding industry. EBITDA as presented may not be comparable to similarly titled measures reported by other companies because not all companies calculate EBITDA in an identical manner and, therefore, it is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management’s discretionary use nor has it been presented as an alternative to operating income or as an indicator of operating performance and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Adjusted EBITDA is presented because it more closely, although not exactly, resembles the comparable covenant calculations under our senior and senior subordinated note indentures. The reconciliation of EBITDA and adjusted EBITDA to net (loss)/earnings for each of the respective periods shown is as follows:

	As of and for the Years Ended December 31,			As of and for the Quarters Ended March 31,
	2011	2010	2009	2012	2011
	($ in thousands, except per share amounts)
EBITDA reconciliation:
Net (loss)/income	$(21,106)	$7,150	$(66,456)	$(4,754)	$(6,659)
(Benefit)/provision for income taxes	730	(4,666)	(88,343)	180	215
Interest expensed or interest amortized to cost of sales	40,262	45,733	57,795	9,749	10,219
Depreciation and amortization	7,178	7,974	8,843	1,693	1,756

EBITDA	$27,064	$56,191	$(88,161)	$6,868	$5,531
Add back:
Real estate, land and other impairments	16,172	6,746	129,048	293	664

Adjusted EBITDA	$43,236	$62,937	$40,887	$7,161	$6,195

Home closing revenue, home orders and order backlog

The tables provided below show operating and financial data regarding our homebuilding activities (dollars in thousands).

	Years Ended December 31,			Quarters Ended March 31,
	2011	2010	2009	2012	2011
Home Closing Revenue
Total
Dollars	$860,884	$940,406	$962,797	$204,022	$177,489
Homes closed	3,268	3,700	4,039	759	678
Average sales price	$263.4	$254.2	$238.4	$268.8	$261.8
West Region
California
Dollars	$120,319	$147,194	$116,197	$33,306	$21,171
Homes closed	355	417	348	97	62
Average sales price	$338.9	$353.0	$333.9	$343.4	$341.5
Nevada
Dollars	$12,593	$16,006	$27,049	$1,196	$2,979
Homes closed	59	81	130	6	15
Average sales price	$213.4	$197.6	$208.1	$199.3	$198.6
West Region Totals
Dollars	$132,912	$163,200	$143,246	$34,502	$24,150
Homes closed	414	498	478	103	77
Average sales price	$321.0	$327.7	$299.7	$335.0	$313.6
Central Region
Arizona
Dollars	$150,258	$156,117	$156,107	$38,899	$31,967
Homes closed	594	700	781	142	127
Average sales price	$253.0	$223.0	$199.9	$273.9	$251.7
Texas
Dollars	$395,278	$487,797	$566,879	$71,651	$84,810
Homes closed	1,660	2,028	2,405	317	354
Average sales price	$238.1	$240.5	$235.7	$226.0	$239.6
Colorado
Dollars	$83,095	$48,820	$44,225	$21,300	$15,629
Homes closed	258	162	145	64	49
Average sales price	$322.1	$301.4	$305.0	$332.8	$319.0
Central Region Totals
Dollars	$628,631	$692,734	$767,211	$131,850	$132,406
Homes closed	2,512	2,890	3,331	523	530
Average sales price	$250.3	$239.7	$230.3	$252.1	$249.8
East Region
North Carolina
Dollars	N/A	N/A	N/A	$6,547	N/A
Homes closed	N/A	N/A	N/A	18	N/A
Average sales price	N/A	N/A	N/A	$363.7	N/A
Florida
Dollars	$99,341	$84,472	$52,340	$31,123	$20,933
Homes closed	342	312	230	115	71
Average sales price	$290.5	$270.7	$227.6	$270.6	$294.8

	Years Ended December 31,			Quarters Ended March 31,
	2011	2010	2009	2012	2011
East Region Totals
Dollars	$99,341	$84,472	$52,340	$37,670	$20,933
Homes closed	342	312	230	133	71
Average sales price	$290.5	$270.7	$227.6	$283.2	$294.8
Home Orders[1]
Total
Dollars	$907,922	$854,687	$912,301	$308,329	$220,612
Homes closed	3,405	3,383	3,853	1,144	840
Average sales price	$266.6	$252.6	$236.8	$269.5	$262.6
West Region
California
Dollars	$132,672	$128,167	$116,609	$62,647	$27,149
Homes closed	392	373	350	187	78
Average sales price	$338.4	$343.6	$333.2	$335.0	$348.1
Nevada
Dollars	$11,300	$15,704	$23,267	$1,456	$4,022
Homes closed	52	79	119	8	19
Average sales price	$217.3	$198.8	$195.5	$182.0	$211.7
West Region Totals
Dollars	$143,972	$143,871	$139,876	$64,103	$31,171
Homes closed	444	452	469	195	97
Average sales price	$324.3	$318.3	$298.2	$328.7	$321.4
Central Region
Arizona
Dollars	$163,510	$155,987	$146,006	$59,612	$34,342
Homes closed	627	678	738	249	149
Average sales price	$260.8	$230.1	$197.8	$239.4	$230.5

	Years Ended December 31,			Quarters Ended March 31,
	2011	2010	2009	2012	2011
Texas
Dollars	$377,165	$417,840	$518,288	$108,863	$109,681
Homes closed	1,593	1,776	2,233	463	446
Average sales price	$236.8	$235.3	$232.1	$235.1	$245.9
Colorado
Dollars	$89,624	$54,328	$42,416	$30,313	$22,182
Homes closed	276	175	140	91	71
Average sales price	$324.7	$310.4	$303.0	$333.1	$312.4
Central Region Totals
Dollars	$630,299	$628,155	$706,710	$198,788	$166,205
Homes closed	2,496	2,629	3,111	803	666
Average sales price	$252.5	$238.9	$227.2	$247.6	$249.6
East Region
North Carolina
Dollars	$8,616	N/A	N/A	$12,079	N/A
Homes closed	24	N/A	N/A	33	N/A
Average sales price	$359.0	N/A	N/A	$366.0	N/A
Florida
Dollars	$125,035	$82,661	$65,715	$33,359	$23,236
Homes closed	441	302	273	113	77
Average sales price	$283.5	$273.7	$240.7	$295.2	$301.8
East Region Totals
Dollars	$133,651	$82,661	$65,715	$45,438	$23,236
Homes ordered	465	302	273	146	77
Average sales price	$287.4	$273.7	$240.7	$311.2	$301.8

[1]

Home orders for any period represent the aggregate sales price of all homes ordered, net of cancellations. We do not include orders contingent upon the sale of a customer’s existing home as a sales contract until the contingency is removed.

	December 31,			March 31,
	2011	2010	2009	2012	2011
Active Communities
Total	157	151	153	150	141
West Region
California	20	14	7	21	14
Nevada	2	4	6	2	4

West Region Totals	22	18	13	23	18
Central Region
Arizona	37	32	26	32	32
Texas	67	82	98	67	73
Colorado	10	9	6	8	9

Central Region Totals	114	123	130	107	114
East Region
North Carolina	3	0	0	4	0
Florida	18	10	10	16	9

East Region Totals	21	10	10	20	9

	Years Ended December 31,			Quarters Ended March 31,
	2011	2010	2009	2012	2011
Cancellation Rates [1]
Total	17%	21%	24%	15%	17%
West Region
California	23%	19%	19%	15%	14%
Nevada	22%	18%	20%	33%	5%
West Region Totals	23%	19%	19%	16%	13%
Central Region
Arizona	10%	13%	13%	9%	9%
Texas	18%	25%	29%	15%	21%
Colorado	13%	15%	15%	10%	11%
Central Region Totals	16%	22%	26%	12%	18%
East Region
North Carolina	N/A	N/A	N/A	6%	N/A
Florida	19%	18%	17%	29%	22%
East Region Totals	18%	18%	17%	25%	22%

[1]	Cancellation rates are computed as the number of cancelled units for the period divided by the gross sales units for the same period.

	Years Ended December 31,			Quarters Ended March 31,
	2011	2010	2009	2012	2011
Order Backlog [1]
Total
Dollars	$248,854	$201,816	$287,535	$353,161	$244,939
Homes in backlog	915	778	1,095	1,300	940
Average sales price	$272.0	$259.4	$262.6	$271.7	$260.6
West Region
California
Dollars	$27,648	$15,295	$34,322	$56,989	$21,273
Homes in backlog	82	45	89	172	61
Average sales price	$337.2	$339.9	$385.6	$331.3	$348.7
Nevada
Dollars	$1,076	$2,369	$2,671	$1,336	$3,412
Homes in backlog	5	12	14	7	16
Average sales price	$215.2	$197.4	$190.8	$190.9	$213.3
West Region Totals
Dollars	$28,724	$17,664	$36,993	$58,325	$24,685
Homes in backlog	87	57	103	179	77
Average sales price	$330.2	$309.9	$359.2	$325.8	$320.6

	Years Ended December 31,			Quarters Ended March 31,
	2011	2010	2009	2012	2011
Central Region
Arizona
Dollars	$45,232	$31,980	$32,110	$65,945	$34,355
Homes in backlog	158	125	147	265	147
Average sales price	$286.3	$255.8	$218.4	$248.8	$233.7
Texas
Dollars	$93,494	$111,607	$181,564	$130,706	$136,478
Homes in backlog	396	463	715	542	555
Average sales price	$236.1	$241.1	$253.9	$241.2	$245.9
Colorado
Dollars	$23,493	$16,964	$11,456	$32,506	$23,517
Homes in backlog	70	52	39	97	74
Average sales price	$335.6	$326.2	$293.7	$335.1	$317.8
Central Region Totals
Dollars	$162,219	$160,551	$225,130	$229,157	$194,350
Homes in backlog	624	640	901	904	776
Average sales price	$260.0	$250.9	$249.9	$253.5	$250.5
East Region
North Carolina
Dollars	$8,616	N/A	N/A	$14,148	N/A
Homes in backlog	24	N/A	N/A	39	N/A
Average sales price	$359.0	N/A	N/A	$362.8	N/A
Florida
Dollars	$49,295	$23,601	$25,412	$51,531	$25,904
Homes in backlog	180	81	91	178	87
Average sales price	$273.9	$291.4	$279.3	$289.5	$297.7
East Region Totals
Dollars	$57,911	$23,601	$25,412	$65,679	$25,904
Homes in backlog	204	81	91	217	87
Average sales price	$283.9	$291.4	$279.3	$302.7	$297.7

[1]	Our backlog represents net sales that have not closed.

RISK FACTORS

An investment in our stock involves a high degree of risk. Before purchasing our common stock, you should consider carefully the risks described below in this section and the risks described in the accompanying prospectus and in the documents incorporated by reference in this prospectus supplement. Other risks including those that we do not currently consider material, or may not anticipate, may harm our business, financial condition, results of operations and cash flows. In this event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Common Stock

Our issuance of equity could result in a lowering of our stock price.

To finance our business or future expansion we may issue additional shares of common stock. The potential future issuance of additional shares could create a market overhang that results in a lower price for our common stock. In addition, our charter currently authorizes the issuance of blank check preferred stock. If any such preferred stock is issued, it would be senior to the common stock and would further dilute the common stockholders’ interests in our company.

Our charter, bylaws and ownership structure could prevent a third party from acquiring us or limit the price investors might be willing to pay for shares of our common stock.

Existing provisions of our charter and bylaws may have the effect of delaying or preventing a merger with or acquisition of us, even where the stockholders may consider it to be favorable, and could also prevent or hinder an attempt by stockholders to replace our directors. They include: (i) a classified board of directors; (ii) a provision that directors may only be removed for cause; (iii) a limitation on the maximum number of directors; (iv) a limitation on the ability of stockholders to call a special meeting of stockholders; (v) a provision that only the directors can amend the bylaws; (vi) advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at a stockholders meeting; (vii) a provision authorizing the company to issue blank check preferred stock; and (viii) a provision preserving the long term value of our accumulated net operating losses by restricting the ability of a person, entity or group from accumulating 4.9% or more of our common stock and the ability of persons, entities or groups now owning 4.9% or more of common stock from acquiring additional shares of common stock, without the approval of the board of directors.

We are subject to the Maryland Business Combination Act. The Maryland Business Combination Act restricts the ability of Maryland corporations to enter into certain business combination transactions with 10% or more stockholders without prior board of director approval of such status, for a period of five years.

Alone or in combination, these matters may have the effect of delaying or preventing a change of control that other stockholders may believe beneficial or of limiting the price investors might be willing to pay for shares of our common stock.

Our stock price is volatile and could decline substantially.

The stock market has, from time to time, experienced extreme price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, our common stock has recently been subject to extreme price fluctuation. Over the course of the last four quarters (ending

June 30, 2012), the price of our common stock has ranged from $13.68 to $34.20 per share. The market price of our common stock may fluctuate in response to many factors including:

•	our operating results failing to meet the expectations of securities analysts or investors in a particular period;

•	write-offs of our assets, including our deferred tax assets;

•	changes in analysts’ recommendation and projections;

•	changes in general valuations for homebuilding companies;

•	material announcements by us or our competitors;

•	the market’s perception of our prospects and the prospects of the homebuilding industry in general;

•	changes in general market conditions or economic trends, such as increasing interest rates; and

•	broad market fluctuations.

Any of these factors could have a material adverse effect on your investment in our common stock and our common stock may trade at prices significantly below the offering price. As a result, you could lose some or all of your investment.

Risks Related to Meritage

An economic downturn could have negative consequences on our operations, financial position and cash flows.

Weakness in the homebuilding industry could have an adverse effect on us. It could require that we write off or write down assets, dispose of assets, reduce operations, restructure our debt and/or raise new equity or debt to pursue our business plan, any of which could have a detrimental effect on our current stakeholders.

Although in the first quarter of 2012 and in the full year of 2011 we recorded net losses, we were able to maintain cash reserves and keep our net-debt to capital ratio within our internal target threshold. In the last five years we recorded sizable real-estate impairments that eroded our equity from our historical pre-downturn levels. Additional external factors, such as the duration of an economic downturn and high foreclosure and unemployment rates, each of which we have experienced in recent years, could put additional downward pressure on our results.

Mortgage availability decreases and interest rate increases may make purchasing a home more difficult and may cause an increase in the number of new and existing homes available for sale.

In general, housing demand is adversely affected by the lack of availability of mortgage financing and increases in interest rates. Continued high levels of foreclosures and sales of existing inventories of previously foreclosed homes could increase the available home inventory supply, which may result in price reductions. Most of our buyers finance their home purchases through our mortgage joint ventures or third-party lenders providing mortgage financing. If mortgage interest rates increase and, consequently, the ability of prospective buyers to finance home purchases is adversely affected, home sales, gross margins and cash flow may also be adversely affected and the impact may be material. Although long-term interest rates currently remain at historically low levels, it is impossible to predict future increases or decreases in market interest rates.

Homebuilding activities also depend, in part, upon the availability and costs of mortgage financing for buyers of homes owned by potential customers, as those customers (move-up buyers) often must sell their residences before they purchase our homes. Mortgage lenders continue to be subject to more restrictive underwriting standards by the regulatory authorities which oversee them as a consequence of the sub-prime mortgage market failures, among other reasons. Additionally, potential home buyers who have previously foreclosed or short-sold a home may be precluded from obtaining a mortgage for several years. Since 2011, there have been enhanced regulatory and legislative actions with respect to consumer mortgage loans which have hindered the comeback of a more stable consumer mortgage lending environment. Such actions include increased Fannie Mae and Freddie Mac lender fees that were mandated by Congress in an effort to offset a temporary reduction in payroll taxes. Additionally, the Dodd-Frank Wall Street Reform and Consumer Protection Act, was signed into law in 2010, which established several new standards and requirements relating to the origination, securitization and servicing of residential consumer mortgage loans. In addition, the United States and international banking regulators have proposed or enacted higher capital standards and requirements for financial institutions. These standards and requirements, as and when implemented, could further tighten the availability and/or increase the costs to borrowers to obtain such loans. Continued legislative actions and more stringent underwriting standards could have a material adverse effect on our business if certain buyers are unable to obtain mortgage financing. A prolonged tightening of the financial markets could also negatively impact our business.

Expirations, amendments or changes to tax laws, incentives or credits currently available to our homebuyers may negatively impact our business.

Significant changes to existing tax laws that currently benefit our homebuyers, such as the ability to deduct mortgage interest and real property taxes, may result in an increase in the total cost of home ownership and may make the purchase of a home less attractive to our buyers. Many homeowners receive substantial tax benefits in the form of tax deductions against their personal taxable income for mortgage interest and property tax payments and the loss or reduction of these deductions would affect most homeowners’ net cost of owning a home. Also, federal or state governments have in the past provided for substantial benefits in the form of tax credits for buyers of new or used homes. For example, from 2008 to April 2011, many homebuyers took advantage of the federal homebuyer tax credit. We believe this tax credit, which provided tax credit benefits of up to $8,000 for certain home purchases by qualified buyers, resulted in a greater increase in home sales during the 2008 to early 2011 period than would have otherwise occurred in the absence of the credit. While we benefitted from increased sales during the time that such credit was available, we further experienced a sharp decrease in home sales after the credit expired. If tax credits or similar incentives are adopted in the future, we would expect to see a similar pattern of decreasing sales after expiration of the tax credit, which decrease could have an adverse effect on our results of operations.

If home prices decline, potential buyers may not be able to sell their existing homes, which may negatively impact our sales.

As a participant in the homebuilding industry, we are subject to market forces beyond our control. In general, housing demand is impacted by the affordability of housing. Many homebuyers need to sell their existing homes in order to purchase a new home from us, and weakness in the home resale market or decreases in home sale prices could adversely affect that ability. Declines in home prices would have an adverse effect on our homebuilding business margins and cash flows.

High cancellation rates may negatively impact our business.

Our backlog reflects the number and value of homes for which we have entered into non-contingent sales contracts with customers but have not yet delivered those homes. Although these sales contracts typically require a cash deposit and do not make the sale contingent on the sale of the customer’s existing home, a customer may in certain circumstances cancel the contract and receive a complete or partial refund of the deposit as a result of local laws or contract provisions. If home prices decline, the national or local homebuilding environment weakens or declines or interest rates increase, homebuyers may have an incentive to cancel their contracts with us, even where they might be entitled to no refund or only a partial refund. Significant cancellations have previously had, and could in the future have, a material adverse effect on our business as a result of lost sales revenue and the accumulation of unsold housing inventory.

Our future operations may be adversely impacted by high inflation.

We, like other homebuilders, may be adversely affected during periods of high inflation, mainly from higher land and construction and materials costs. Also, higher mortgage interest rates may significantly affect the affordability of mortgage financing to prospective buyers. Inflation could increase our cost of financing, materials and labor and could cause our financial results or growth to decline. Traditionally, we have attempted to pass cost increases on to our customers through higher sales prices. Although inflation has not historically had a material adverse effect on our business, sustained increases in material costs would have a material adverse effect on our business if we are unable to correspondingly increase home sale prices.

A reduction in our sales absorption levels may force us to incur and absorb additional community-level costs.

We incur certain overhead costs associated with our communities, such as marketing expenses and costs associated with the upkeep and maintenance of our model and sales complexes. If our sales absorptions pace decreases and the time required to close out our communities is extended, we would likely incur additional overhead costs, which would negatively impact our financial results. Additionally, we incur various land development improvement costs for a community prior to the commencement of home construction. Such costs include infrastructure, utilities, taxes and other related expenses. Reduction in home absorption rates increases the associated holding costs, our time to recover such costs, and the value of such assets. Further declines in the homebuilding market may also require us to evaluate the recoverability of costs relating to land acquired more recently.

The value of our real estate inventory may further decline, leading to impairments and reduced profitability.

A limited portion of our remaining owned land was purchased at prices that reflected the strong homebuilding and real estate markets experienced during the mid 2000s. As such, we wrote down the value of certain real estate inventory over the last several years to reflect current market conditions and have abandoned certain projects. To the extent that we still own or have options/purchase agreements related to such land parcels, a further decline in the homebuilding market may require us to re-evaluate the value of our land holdings and we could incur additional impairment charges, which would decrease both the book value of our assets and stockholders’ equity.

Our long-term success depends on the availability of finished lots and undeveloped land that meet our land investment criteria.

The availability of finished and partially developed lots and undeveloped land that meet our investment and marketing standards depends on a number of factors outside of our control, including land availability in general, competition with other homebuilders and land buyers, credit market conditions, legal and government agency processes, inflation in land prices, zoning, our ability and the costs to obtain building permits, the amount of environmental impact fees, property tax rates and other regulatory requirements. Should suitable lots or land become less available, the number of homes that we may be able to build and sell could be reduced, and the cost of attractive land could increase, which could adversely impact our financial results. The availability of suitable land assets could also affect the success of our strategic land acquisition strategy, which may impact our ability to increase the number of actively selling communities, to grow our revenues and margins, and to achieve or maintain profitability.

Reduced levels of sales may cause us to re-evaluate the viability of existing option contracts, resulting in a potential termination of these contracts which may lead to further impairment charges.

Historically, a significant portion of our lots were controlled under option contracts. Such options generally require a cash deposit that will be forfeited if we do not exercise the option. During the last several years, we forfeited significant amounts of deposits and wrote off related pre-acquisition costs related to projects we no longer deemed feasible, as they were not generating acceptable returns. Although our remaining pool of optioned projects has significantly decreased due to abandonments and the unwillingness of sellers to provide option terms, an additional downturn in the homebuilding market may cause us to re-evaluate the feasibility of our remaining optioned projects, which may result in writedowns that would reduce our assets and stockholders’ equity.

Our business may be negatively impacted by natural disasters.

Our homebuilding operations include operations in Texas, California, North Carolina and Florida. Some of our markets in Texas, North Carolina and Florida occasionally experience extreme weather conditions such as tornadoes and/or hurricanes. California has experienced a significant number of earthquakes, wildfires, flooding, landslides and other natural disasters in recent years. We do not insure against some of these risks. These occurrences could damage or destroy some of our homes under construction or our building lots, which may result in uninsured or underinsured losses. We could also suffer significant construction delays or substantial fluctuations in the pricing or availability of building materials. Any of these events could cause a decrease in our revenue, cash flows and earnings.

Our joint ventures with independent third parties may be illiquid, and we may be adversely impacted by our joint venture partners’ failure to fulfill their obligations.

We occasionally participate in land acquisition and development joint ventures with independent third parties, in which we have less than a controlling interest. Our participation in these types of joint ventures has decreased over the last few years due to current market conditions and the reduced need for lots, and we have reduced our involvement in such ventures to just two active land joint ventures. Historically, these joint ventures were structured to provide us with a means of accessing larger parcels and lot positions and to help us expand our marketing opportunities and manage our risk profile. However, these joint ventures often acquire parcels of raw land without entitlements and as such are subject to a number of development risks that our business does not face directly. These risks include the risk that anticipated projects could be delayed or terminated because applicable governmental approvals cannot be obtained, timely obtained or obtained at reasonable costs. In addition, the risk of construction and development cost overruns can be greater for a joint venture where it acquires raw land compared to our typical acquisition of entitled lots. These increased development and entitlement risks could have a material adverse effect on our financial position or results of operations if one or more joint venture projects is delayed, cancelled or terminated or we are required, whether contractually or for business reasons, to invest additional funds in the joint venture to facilitate the success of a particular project.

Our joint venture investments are generally very illiquid both because we often lack a controlling interest in the ventures and because such joint ventures are typically structured to require super-majority or unanimous approval of the members to sell a substantial portion of the joint venture’s assets or for a member to receive a return of their invested capital. Our lack of a controlling interest also results in the risk that the joint venture will take actions that we disagree with, or fail to take actions that we desire, including actions regarding the sale or financing of the underlying property. In the ordinary course of our business, we provide letters of credit and performance, maintenance and other bonds in support of our related obligations with respect to the development of our joint venture projects. We had no such letters of credit or bonds as of March 31, 2012. In limited cases, we may also offer pro-rata limited repayment guarantees on our portion of the joint venture debt. Our limited repayment guarantees were $0.3 million as of March 31, 2012.

With respect to certain of our joint ventures, we and our joint venture partners may be obligated to complete land development improvements if the joint venture does not perform the required development, which could require significant expenditures. In addition, we and our joint venture partners sometimes agree to indemnify third party surety providers with respect to performance bonds issued on behalf of certain of our joint ventures. In the event the letters of credit or bonds are drawn upon, we, and in the case of a joint venture, our joint venture partners, would be obligated to reimburse the surety or other issuer of the letter of credit or bond if the obligations the bond or guarantee secures are not performed by us (or the joint venture). If one or more bonds, letters of credit or other guarantees were drawn upon or otherwise invoked, we could have additional financial obligations.

As of March 31, 2012, we were involved in legal proceedings over certain guarantees relating to a large joint venture in which we hold less than a 4% interest. We cannot guarantee that additional events will not occur or that such obligations will not be invoked, although at March 31, 2012 we have a very limited number of such guarantees related to our existing joint ventures.

If we are unable to successfully compete in the highly competitive housing industry, our financial results and growth may suffer.

The housing industry is highly competitive. We compete for sales in each of our markets with national, regional and local developers and homebuilders, existing home resales (including foreclosures) and, to a lesser extent, condominiums and available rental housing. Some of our competitors have significantly greater financial resources and some may have lower costs than we do. Competition among both small and large residential homebuilders is based on a number of interrelated factors, including location, reputation, amenities, design, quality and price. Competition is expected to continue and may become more intense, and there may be new entrants in the markets in which we currently operate and in markets we may enter in the future and our industry may also experience some consolidations. If we are unable to successfully compete, our financial results and growth could suffer.

Some homebuyers may cancel their home purchase contracts with us because their deposits are generally a small percentage of the purchase price and are potentially refundable.

In connection with the purchase of a home, our policy is to generally collect a deposit from our customers, although typically, this deposit reflects a small percentage of the total purchase price, and due to local regulations, the deposit may, in certain limited circumstances, be fully or partially refundable prior to closing. If the prices for our homes in a given community decline further, our neighboring competitors increase their sales incentives, interest rates increase, the availability of mortgage financing tightens or there is a further downturn in local, regional or national economies, homebuyers may cancel their home purchase contracts with us. In past years, we experienced above-normal cancellation rates, although in 2010, 2011 and the first quarter of 2012 cancellation rates returned to historical levels. Continued uncertainty in the homebuilding market could adversely impact our cancellation rates, which would have a negative effect on our results of operations.

We are subject to construction defect and home warranty claims arising in the ordinary course of business, which may lead to additional reserves or expenses.

Construction defect and home warranty claims are common in the homebuilding industry and can be costly. Therefore, in order to account for future potential obligations, we establish a warranty reserve in connection with every home closing. Additionally, we maintain general liability insurance and generally require our subcontractors to provide insurance coverage and indemnify us for liabilities arising from their work; however, we cannot be assured that our warranty reserves and those insurance rights and indemnities will be adequate to cover all construction defects and warranty claims for which we may be held liable. For example, we may be responsible for applicable self-insured retentions, and certain claims may not be covered by insurance or may exceed applicable coverage limits.

During 2009 we recorded a charge of $6.0 million associated with the repair of approximately 90 homes built by us in 2005 and 2006 in Florida that we had then confirmed to contain defective drywall manufactured in China. We have more recently determined that approximately less than 10 homes we constructed in the Houston, Texas area during 2005 and 2006 also contain the defective drywall. We have been named as a defendant in several omnibus complaints as part of one Federal Court lawsuit and one Florida State Court lawsuit relating to Chinese drywall. The Florida State case has been resolved and dismissed. It is possible that we may, in the future, be subject to additional litigation relating to defective Chinese drywall. We believe our existing warranty reserves are sufficient to cover costs and claims associated with the repair of the above-mentioned homes. As of March 31, 2012, we completed our repair of most of these homes and have been reimbursed for a significant portion of our costs to date and anticipate that any future costs will also be substantially reimbursed through both our insurance provider as well as the manufacturers, and our subcontractors’ and suppliers’ and/or their insurance providers. We do not anticipate significant additional spending related to the homes confirmed to contain the defective drywall. However, if and to the extent the scope of the defective Chinese drywall issue increases beyond our projections, or in the event defective Chinese drywall is, through credible evidence, linked to significant adverse health effects of the occupants of the homes containing such defective drywall, or if it is determined that our existing warranty reserves together with anticipated recoveries from our insurance carrier and from other responsible parties and their insurance carriers are not sufficient to cover claims, losses or other issues related to Chinese drywall, then it is possible that we could incur additional costs or liabilities related to this issue that may have a material adverse effect on the results of our operations, financial position and cash flows.

Our income tax provision and other tax liabilities may be insufficient if taxing authorities initiate and are successful in asserting tax positions that are contrary to our position. Additionally, losses from operations in future reporting periods may require us to continue to adjust the valuation allowance against our deferred tax assets.

In the normal course of business, we are audited by various federal, state and local authorities regarding income tax matters. Significant judgment is required to determine our provision for income taxes and our liabilities for federal, state, local and other taxes. Our audits are in various stages of completion; however, no outcome for a particular audit can be determined with certainty prior to the conclusion of the audit, appeal and, in some cases, litigation process. Although we believe our approach to determining the appropriate tax treatment is supportable and in accordance with tax laws and regulations and relevant accounting literature, it is possible that the final tax authority will take a tax position that is materially different than ours. As each audit is conducted, adjustments, if any, are appropriately recorded in our consolidated financial statements in the period determined. Such differences could have a material adverse effect on our income tax provision or benefit, or other tax reserves, in the reporting period in which such determination is made and, consequently, on our results of operations, financial position and/or cash flows for such period.

Our net operating loss carryforwards could be substantially limited if we experience an ownership change as defined in the Internal Revenue Code.

In 2010 and 2011, we generated net operating losses (“NOLs”) for tax purposes which could not be carried back to prior tax years, and we may generate additional NOLs in the future. Under federal tax laws, we can use our NOLs (and certain related tax credits) to offset ordinary income tax on our future taxable income for up to 20 years, after which they expire for such purposes. State NOL carryforwards may be used to offset future taxable income for a period of time ranging from 5 to 20 years, depending on the state, and begin to expire in 2012. Until they expire, we can carry forward our NOLs (and certain related tax credits) that we do not use in any particular year to offset income tax in future years. The benefits of our NOLs would be reduced or eliminated if we experience an “ownership change,” as determined under Section 382 of the Internal Revenue Code. A Section 382 “ownership change” occurs if a stockholder or a group of stockholders who are deemed to own at least 5% of our common stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. If an “ownership change” occurs, Section 382 would impose an annual limit on the amount of NOLs we can use to offset income tax equal to the product of the total value of our outstanding equity immediately prior to the “ownership change” (reduced by certain items specified in Section 382) and the federal long-term tax-exempt interest rate in effect for the month of the “ownership change.” A number of special and complex rules apply to calculating this annual limit.

While the complexity of Section 382’s provisions and the limited knowledge any public company has about the ownership of its publicly-traded stock make it difficult to determine whether an “ownership change” has occurred, we currently believe that an “ownership change” has not occurred. However, if an “ownership change” were to occur, the annual limit Section 382 may impose could result in some of our NOLs expiring unused. This may limit the future value of our federal and state NOL carryforward and deferred tax assets; however, these assets are only $95.2 million at March 31, 2012, and are currently subject to a full valuation allowance. Therefore, the annual limitation is not expected to have a material impact on our financial results. In 2009, we amended our articles of incorporation to enable us to nullify transactions creating additional 5% holders in an effort to mitigate the risk associated with ownership changes under Section 382. Such restrictions, however, may be waived by us, and there is uncertainty about whether such restrictions would be enforceable or effective under all circumstances.

Our ability to acquire and develop raw or partially finished lots may be negatively impacted if we are unable to secure additional performance bonds.

In connection with land development work we are required to complete on our raw or partially finished land purchases, we oftentimes provide performance bonds or other assurances for the benefit of the respective municipalities or governmental authorities. These performance bonds provide assurance to the beneficiaries that the development will be completed, or that in case we do not perform, that funds from the bonds are available to finish such work. In the future, additional performance bonds may be difficult to obtain, or may be difficult to obtain on terms that are acceptable to us. The limited availability is due to the current state of the industry and the economy. Additionally, in recent years various surety providers have significantly reduced bonding capacities made available to the homebuilding industry. If we are unable to secure such required bonds, progress on affected projects may be delayed or halted or we may be required to expend additional cash to secure other forms of sureties which may adversely affect our financial position and ability to grow our operations.

The loss of key personnel may negatively impact us.

Our success largely depends on the continuing services of certain key employees and our ability to attract and retain qualified personnel. We have employment agreements with certain key employees who we believe possess valuable industry knowledge, experience and leadership abilities that would be difficult in the short term to replicate. The loss of the services of such key employees could harm our operations and business plans.

Failure to comply with laws and regulations by our employees or representatives may harm us.

We are required to comply with applicable laws and regulations that govern all aspects of our business including land acquisition, development, home construction, mortgage origination, sales and warranty. It is possible that individuals acting on our behalf could intentionally or unintentionally violate some of these laws and regulations. Although we endeavor to take immediate action if we become aware of such violations, we may incur fines or penalties as a result of these actions and our reputation with governmental agencies and our customers may be damaged. Further, other acts of bad judgment may also result in negative financial consequences.

Shortages in the availability of subcontract labor may delay construction schedules and increase our costs.

We conduct our construction operations only as a general contractor. Virtually all architectural, construction and development work is performed by unaffiliated third-party subcontractors. As a consequence, we depend on the continued availability of and satisfactory performance by these subcontractors for the design and construction of our homes and to provide related materials. Although we have not experienced such skilled labor shortages, we cannot be assured that there will be satisfactory performance by these unaffiliated third-party subcontractors, which could have a material adverse effect on our business.

Our lack of geographic diversification could adversely affect us if the homebuilding industry in our market declines.

We have operations in Texas, Arizona, California, Nevada, Colorado, Florida, and North Carolina. Many of our geographic operations are located in regions that were most severely impacted by the homebuilding downturn. Although we have recently expanded our operations to new markets, our geographic diversification is still limited and could adversely impact us if the homebuilding business in our current markets should further decline, since we do not currently have a balancing opportunity in other geographic regions.

We experience fluctuations and variability in our operating results on a quarterly basis and, as a result, our historical performance may not be a meaningful indicator of future results.

We historically have experienced, and expect to continue to experience, variability in home sales and results of operations on a quarterly basis. As a result of such variability, our historical performance may not be a meaningful indicator of future results. Factors that contribute to this variability include:

•	timing of home deliveries and land sales;

•	the changing composition and mix of our asset portfolio;

•	delays in construction schedules due to adverse weather, acts of God, reduced subcontractor availability and governmental restrictions;

•	timing of write-offs and impairments;

•	conditions of the real estate market in areas where we operate and of the general economy;

•	the cyclical nature of the homebuilding industry;

•	changes in prevailing interest rates and the availability of mortgage financing;

•	our ability to acquire additional land or options for additional land on acceptable terms; and

•	costs and availability of materials and labor.

Our level of indebtedness may adversely affect our financial position and prevent us from fulfilling our debt obligations.

The homebuilding industry is capital intensive and requires significant up-front expenditures to secure land and pursue development and construction on such land. Accordingly, we incur substantial indebtedness to finance our homebuilding activities. As of March 31, 2012, we have approximately $606.6 million of indebtedness and $276.8 million of cash, restricted cash, and investments and securities. If we require working capital greater than that provided by operations and our current liquidity position, we may be required to seek additional capital in the form of equity or debt financing from a variety of potential sources, including bank financing and securities offerings. There can be no assurance we would be able to obtain such additional capital on terms acceptable to us, if at all. The level of our indebtedness could have important consequences to our stockholders, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes could be impaired;

•

we could have to use a substantial portion of our cash flow from operations to pay interest and principal on our indebtedness, which would reduce the funds available to us for other purposes such as capital expenditures;

•

we have a moderate level of indebtedness and a lower volume of cash and cash equivalents than some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition; and

•	we may be more vulnerable to economic downturns and adverse developments in our business than some of our competitors.

We expect to generate cash flow to pay our expenses and to pay the principal and interest on our indebtedness with cash flow from operations or from existing cash reserves. Our ability to meet our expenses thus depends, to a large extent, on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. If we do not have sufficient funds, we may be required to refinance all or part of our existing debt, sell assets or borrow additional funds. We cannot guarantee that we will be able to do so on terms acceptable to us, if at all. In addition, the terms of existing or future debt agreements may restrict us from pursuing any of these alternatives.

Our debt levels may place limits on our ability to comply with the terms of our debt and may restrict our ability to complete certain transactions.

The indentures for our senior notes and senior subordinated notes impose significant operating and financial restrictions on us. These restrictions limit our ability and the ability of our subsidiaries, among other things, to:

•	incur additional indebtedness or liens;

•	pay dividends or make other distributions;

•	repurchase our stock;

•	make acquisitions and investments (including investments in joint ventures); or

•	consolidate, merge or sell all or substantially all of our assets.

A breach of any of our covenants or our inability to maintain the required financial ratios could limit our ability to incur additional debt.

Our ability to obtain third-party financing may be negatively affected by any downgrade of our credit rating from a rating agency

Although we do not currently have any short-term borrowing facilities, we consider the availability of third-party financing to be a key component of our long-term strategy to grow our business either through acquisitions or through internal expansion. As of May 31, 2012, our credit ratings were B+, B1 and B+ by Standard and Poor’s Financial Services, Moody’s Investor Services and Fitch Ratings, respectively, the three primary rating agencies. Any downgrades from these ratings may impact our ability in the future to obtain additional financing, or to obtain such financing at terms that are favorable to us and therefore, may adversely impact our future operations.

We may not be successful in future expansion and integrating future acquisitions.

We may consider growth or expansion of our operations in our current markets or in other areas of the country. Our expansion into new or existing markets could have a material adverse effect on our cash flows and/or profitability. The magnitude, timing and nature of any future expansion will depend on a number of factors, including suitable additional markets and/or acquisition candidates, the negotiation of acceptable terms, our financial capabilities and general economic and business conditions. New acquisitions may result in the incurrence of additional debt. Acquisitions also involve numerous risks, including difficulties in the assimilation of the acquired company’s operations, the incurrence of unanticipated liabilities or expenses, the diversion of management’s attention from other business concerns, risks of entering markets in which we have limited or no direct experience and the potential loss of key employees of the acquired company.

We are subject to extensive government regulations that could cause us to incur significant liabilities or restrict our business activities.

Regulatory requirements could cause us to incur significant liabilities and costs and could restrict our business activities. We are subject to local, state and federal statutes and rules regulating certain developmental matters, as well as building and site design. We are subject to various fees and charges of government authorities designed to defray the cost of providing certain governmental services and improvements. We may be subject to additional costs and delays or may be precluded entirely from building projects because of “no-growth” or “slow-growth” initiatives, building permit ordinances, building moratoriums, or similar government regulations that could be imposed in the future due to health, safety, climate, welfare or environmental concerns. We must also obtain licenses, permits and approvals from government agencies to engage in certain activities, the granting or receipt of which are beyond our control and could cause delays in our homebuilding projects.

We are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. Environmental laws or permit restrictions may result in project delays, may cause substantial compliance and other costs and may prohibit or severely restrict development in certain environmentally sensitive regions or geographic areas. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials, such as lumber.

In addition, there is a variety of new legislation being enacted, or considered for enactment at the federal, state and local level relating to energy and climate change. This legislation relates to items such as carbon dioxide emissions control and building codes that impose energy efficiency standards. New building code requirements that impose stricter energy efficiency standards could significantly increase our cost to construct homes. As climate change concerns continue to grow, legislation and regulations of this nature are expected to continue and become more costly to comply with. Similarly, energy-related initiatives affect a wide variety of companies throughout the United States and the world and because our operations are heavily dependent on significant amounts of raw materials, such as lumber, steel, and concrete, they could have an indirect adverse impact on our operations and profitability to the extent the manufacturers and suppliers of our materials are burdened with expensive cap and trade and similar energy related regulations.

Acts of war may seriously harm our business.

Acts of war or any outbreak or escalation of hostilities throughout the world may cause disruption to the economy, our company, our employees and our customers, which could impact our revenue, costs and expenses and financial condition.

Our ability to build “green” technologies at a profitable price point may be replicated by other builders in the future, which could reduce our competitive advantage.

We believe we currently have a competitive advantage over other production homebuilders with the rollout of our Meritage Green technology. Our “green” communities offer a high level of energy-saving features included in the base price of our homes, and many of our other communities are engineered to add on optional solar features to further optimize energy savings. If other builders are able to replicate our “green” technologies and offer them at a similar price point, it could diminish our competitive advantage in the marketplace.

Information technology failures and data security breaches could harm our business.

We use information technology and other computer resources to carry out important operational and marketing activities as well as maintain our business records. Many of these resources are provided to us and/or maintained on our behalf by third-party service providers pursuant to agreements that specify certain security and service level standards. Although we and our service providers employ what we believe are adequate security, disaster recovery and other preventative and corrective measures, our ability to conduct our business may be impaired if these resources are compromised, degraded, damaged or fail, whether due to a virus or other harmful circumstance, intentional penetration or disruption of our information technology resources by a third party, natural disaster, hardware or software corruption or failure or error (including a failure of security controls incorporated into or applied to such hardware or software), telecommunications system failure, service provider error or failure, intentional or unintentional personnel actions (including the failure to follow our security protocols), or lost connectivity to our networked resources. A significant and extended disruption in the functioning of these resources could damage our reputation and cause us to lose customers, sales and revenue, result in the unintended public disclosure or the misappropriation of proprietary, personal and confidential information (including information about our homebuyers and business partners), and require us to incur significant expense to address and resolve these kinds of issues. The release of confidential information may also lead to litigation or other proceedings against us by affected individuals and/or business partners and/or by regulators, and the outcome of such proceedings, which could include penalties or fines, could have a material and adverse effect on our consolidated financial statements. In addition, the costs of maintaining adequate protection against such threats, depending on their evolution, pervasiveness and frequency and/or government-mandated standards or obligations regarding protective efforts, could be material to our consolidated financial statements.

Any of the above risk factors could have a material adverse effect on your investment in our common stock. As a result, you could lose some or all of your investment.

This prospectus supplement includes forward-looking statements and there are a number of risks and uncertainties that could cause our actual results to differ materially from these forward-looking statements.

In passing the Private Securities Litigation Reform Act of 1995 (“PSLRA”), Congress encouraged public companies to make “forward-looking statements” by creating a safe-harbor to protect companies from securities law liability in connection with forward-looking statements. We intend to qualify both our written and oral forward-looking statements for protection under the PSLRA. The words “believe,” “expect,” “anticipate,” “forecast,” “plan,” “estimate,” and “project” and similar expressions identify forward-looking statements, which speak only as of the date the statement was made. All statements we make other than statements of historical fact are forward-looking statements within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this prospectus supplement and the accompanying prospectus include statements concerning our perceptions of increased demand and consumer confidence, the correlation between improvements in the overall economy and the housing market, that we expect improved results for the remainder of 2012, and the benefits of our recent refinancing initiatives.

Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements, and that could negatively affect our business are set forth above in this prospectus supplement in this “Risk Factors” section.

USE OF PROCEEDS

Our net proceeds from the sale of the 2,300,000 shares of our common stock offered in this offering will be approximately $75.9 million, after deducting the underwriters’ discounts and commissions but before deducting the estimated expenses related to this offering. If the underwriters exercise the full amount of their option to purchase 345,000 additional shares of our common stock, the net proceeds will be approximately $87.3 million, after deducting the underwriters’ discounts and commissions but before deducting the estimated expenses related to this offering. We plan to use the proceeds received by us in this offering for working capital and general corporate purposes.

CAPITALIZATION

The following table sets forth our (I) cash, cash equivalents, investments and securities and restricted cash and (II) capitalization at March 31, 2012 on (i) an actual basis; (ii) an adjusted basis to give effect to the issuance of $300.0 million aggregate principal amount of our 7.00% Senior Notes due 2022 and the use of proceeds therefrom (together with cash on hand) to repurchase or redeem all $285.0 million of our 6.25% Senior Notes due 2015 and to repurchase approximately $26.1 million aggregate principal amount of our outstanding 7.731% Senior Subordinated Notes due 2017; and (iii) a further adjusted basis to give effect to the issuance and sale of the common stock offered by us pursuant to this prospectus supplement and the payment of related fees and expenses in connection therewith.

	As of March 31, 2012
	Actual	As Adjusted for Senior Notes Offering, Tender Offers and Redemption		As Further Adjusted for Shares Offered Hereby

	(In Thousands)
Cash and cash equivalents, investments and securities and restricted cash	$276,787	$256,889		$332,568

Debt:
6.25% Senior Notes due 2015[2]	$284,584	$—		$—
7.731% Senior Subordinated Notes due 2017	125,875	99,825		99,825
7.15% Senior Notes due 2020[3]	196,108	196,108		196,108
7.00% Senior Notes due 2022	—	300,000		300,000

Total debt	606,567	595,933		595,933
Stockholders’ equity:
Preferred stock, par value $0.01, none issued and outstanding	—	—		—
Common stock, par value $0.01	406	406		429	[4]
Additional paid-in capital	481,545	481,545		557,201	[4]
Retained earnings	193,688	188,147	[1]	188,147
Treasury stock, at cost	(188,773)	(188,773)		(188,773)

Total stockholders’ equity	486,866	481,325		557,004

Total capitalization	$1,093,433	$1,077,258		$1,152,937

[1]	Change in balance includes an estimated loss of $3.7 million on the call of existing debt.

[2]	Net of unamortized discount of $416,000 at March 31, 2012.

[3]	Net of unamortized discount of $3.9 million at March 31, 2012.

[4]	Reflects the issuance of 2,300,000 shares of common stock at a price of $34.75, net of underwriters’ discounts and commissions and other costs related to this offering of approximately $4.2 million.

PRICE RANGE OF COMMON STOCK; DIVIDEND POLICY

Our common stock is listed on the New York Stock Exchange under the symbol “MTH.” The following table sets forth the high and low sales prices for transactions involving our common stock during each calendar quarter, as reported on the New York Stock Exchange Composite Tape.

High		Low

2012:
Third Quarter (through July 9, 2012)	$35.45	$33.48
Second Quarter	$34.20	$24.31
First Quarter	$29.32	$23.19

2011:
Fourth Quarter	$23.50	$13.68
Third Quarter	$23.91	$14.50
Second Quarter	$26.65	$20.90
First Quarter	$27.42	$22.21

2010:
Fourth Quarter	$23.48	$17.73
Third Quarter	$20.25	$15.19
Second Quarter	$25.44	$16.11
First Quarter	$23.73	$19.30

On July 9, 2012 the last reported sale price of our common stock on the New York Stock Exchange was $35.38 per share. As of June 5, 2012, the number of beneficial holders of our common stock was approximately 9,200.

We do not intend to declare dividends in the foreseeable future. We expect to retain earnings to finance the continuing development of our business. Future dividends, if any, will depend upon our financial condition, results of operations, capital requirements and compliance with debt covenants as well as other factors considered relevant by our board of directors. In addition, the agreements governing our outstanding debt limit our ability to pay dividends.

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial and operating data of Meritage Homes Corporation and subsidiaries as of and for each of the last five years ended December 31, 2011 on an actual basis, as of and for the year ended December 31, 2011 on an as adjusted basis, as of and for the three-month period ended March 31, 2012 on an actual and as adjusted basis. The adjusted data gives effect to (i) the issuance of $300 million aggregate principal amount of our 7.00% Senior Notes due 2022 and the use of the proceeds (together with cash on hand) to repurchase or redeem all $285 million of our 6.25% Senior Notes due 2015 and to repurchase approximately $26.1 million aggregate principal amount of our outstanding 7.731% Senior Subordinated Notes due 2017 and (ii) the sale and issuance of the common stock offered by us pursuant to this prospectus supplement and the payment of related fees and expenses in connection therewith (collectively, the “Transactions”). The adjusted statement of operations data gives effect to the Transactions as though they occurred on January 1, 2011 and January 1, 2012. The actual financial data as of and for the years ended December 31, 2007 through 2011 has been derived from our audited consolidated financial statements and related notes, and the actual financial data as of and for the three-month period ended March 31, 2012 has been derived from our unaudited consolidated financial statements and related notes. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included in Meritage’s Annual Report on Form 10-K for the year ended December 31, 2011 and Meritage’s Quarterly Report on Form 10-Q for the three-month period ended March 31, 2012, each of which is incorporated by reference herein. These results may not be indicative of future results.

	Consolidated Financial Data (Dollars in thousands, except per share amounts)
	Three Months Ended March 31, 2012			Year Ended December 31, 2011			Year Ended December 31,
							2010	2009	2008	2007
	As Adjusted		Actual	As Adjusted		Actual	Actual	Actual	Actual	Actual
Statement of Operations Data:
Total closing revenue	$204,350		$204,350	$861,244		$861,244	$941,656	$970,313	$1,523,068	$2,343,594
Total cost of closings	$(168,821)		$(168,821)	$(704,812)		$(704,812)	$(767,509)	$(840,046)	$(1,322,544)	$(1,990,190)
Impairments	$(293)		$(293)	$(15,324)		$(15,324)	$(6,451)	$(126,216)	$(237,439)	$(340,358)

Gross profit/(loss)	$35,236		$35,236	$141,108		$141,108	$167,696	$4,051	$(36,915)	$13,046
Commissions and other sales costs	$(18,977)		$(18,977)	$(74,912)		$(74,912)	$(76,798)	$(78,683)	$(136,860)	$(196,464)
General and administrative expenses	$(14,721)		$(14,721)	$(64,184)		$(64,184)	$(59,784)	$(59,461)	$(64,793)	$(104,745)
Goodwill and intangible asset impairments	—		—	—		—	—	—	$(1,133)	$(130,490)
Earnings/(loss) from unconsolidated entities, net (1)	$1,423		$1,423	$5,849		$5,849	$5,243	$4,013	$(17,038)	$(40,229)
Interest expense	$(7,651	)(2)	$(7,371)	$(31,520	)(2)	$(30,399)	$(33,722)	$(36,531)	$(23,653)	$(6,745)
(Loss)/gain on extinguishment of debt	—		—	—		—	$(3,454)	$9,390	—	—
Other (loss)/income	$(164)		$(164)	$2,162		$2,162	$3,303	$2,422	$4,426	$9,145

(Loss)/earnings before income taxes	$(4,854)		$(4,574)	$(21,497)		$(20,376)	$2,484	$(154,799)	$(275,966)	$(456,482)
(Provision for)/benefit for income taxes	$(180)		$(180)	$(730)		$(730)	$4,666	$88,343	$(15,969)	$167,631

Net (loss)/earnings	$(5,034	)(3)	$(4,754)	$(22,227	)(3)	$(21,106)	$7,150	$(66,456)	$(291,935)	$(288,851)

(Loss)/earnings per common share:
Basic	$(0.15)		$(0.15)	$(0.69)		$(0.65)	$0.22	$(2.12)	$(9.95)	$(11.01)
Diluted	$(0.15)		$(0.15)	$(0.69)		$(0.65)	$0.22	$(2.12)	$(9.95)	$(11.01)

Balance Sheet Data (at period end):
Cash, cash equivalents, investments and securities and restricted cash	$332,568	(4)	$276,787			$333,187	$412,642	$391,378	$205,923	$27,677
Real estate	$868,034		$868,034			$815,425	$738,928	$675,037	$859,305	$1,267,879
Total assets	$1,277,118		$1,217,614			$1,221,378	$1,224,938	$1,242,667	$1,326,249	$1,748,381
Senior and senior subordinated notes, loans payable and other borrowings	$595,933		$606,567			$606,409	$605,780	$605,009	$628,968	$729,875
Total liabilities	$720,114	(5)	$730,748			$732,466	$724,943	$757,242	$799,043	$1,018,217
Stockholders’ equity	$557,004	(6)	$486,866			$488,912	$499,995	$485,425	$527,206	$730,164

Cash Flow Data:
Cash (used in)/provided by:
Operating activities			$(55,362)			$(74,136)	$32,551	$184,074	$199,829	$(20,613)
Investing activities			$(28,702)			$141,182	$(174,515)	$(145,419)	$(23,263)	$(9,677)
Financing activities			$1,055			$2,613	$(3,414)	$4,753	$1,680	$1,257

(1)	Earnings/(loss) from unconsolidated entities in 2012, 2011, 2010, 2009, 2008 and 2007 includes $0, $0, $300,000, $2.8 million, $26.0 million and $57.9 million, respectively, of joint venture investment impairments.
(2)	As adjusted balance reflects $280,000 and $1.1 million of additional interest for the three and twelve month periods ending March 31, 2012 and December 31, 2011, respectively.
(3)	As adjusted net (loss)/earnings excludes a non-recurring estimated loss of $3.7 million related to the Company’s call of existing debt and approximately $2.0 million and $2.5 million in other charges, including the write-off of previously capitalized existing debt costs, for the three and twelve month periods ending March 31, 2012 and December 31, 2011, respectively, relating to the Transactions.
(4)	As adjusted balance reflects $55.8 million net increase associated with the Transactions, net of fees paid at March 31, 2012.
(5)	As adjusted balance reflects an approximate $10.6 million reduction in senior and subordinated notes payable at March 31, 2012 resulting from the Transactions.
(6)	As adjusted balance in stockholders’ equity reflects the impact of the non-recurring charge noted in footnote 3 above and the impact of the sale and issuance of common stock offered by us pursuant to this prospectus supplement, net of related fees and expenses.

UNDERWRITING

Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. are acting as the representatives of the underwriters below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of common stock set forth opposite the underwriter’s name.

Underwriter	Number of Shares

Citigroup Global Markets Inc.	805,000
J.P. Morgan Securities LLC	690,000
Deutsche Bank Securities Inc.	575,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	230,000

Total	2,300,000

Under the terms and conditions of the underwriting agreement, the underwriters must buy all of the shares of offered common stock if they buy any of them. The underwriting agreement provides that the obligations of the underwriters are subject to approval of legal matters by their counsel, including the validity of the common stock, and other conditions, such as the receipt by the underwriters of officer’s certificates and legal opinions. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriters will sell the common stock to the public when and if the underwriters buy the common stock from Meritage.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect to those liabilities.

We have granted to the underwriters an option to purchase up to 345,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions, set forth on the cover page of the prospectus supplement. This option is exercisable for a period of 30 days. If the underwriters exercise their option to purchase additional shares, the underwriters have severally agreed, subject to conditions, to purchase from us shares in approximately the same proportion as set forth in the table above.

The underwriters propose to offer the common stock directly to the public initially at the offering price set forth on the cover page of this prospectus supplement. The underwriters may offer the common stock to securities dealers at that price less a concession not in excess of $1.0425 per share. The underwriters reserve the right to reject any order for the purchase of shares. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

We, and our executive officers and directors have agreed that, for a period of 60 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, except (1) issuances by us pursuant to our employee benefit plans or pursuant to the exercise of employee or director stock options outstanding on the date hereof or in connection with acquisitions and (2) for limited exceptions in the case of our executive officers and directors (such as bona fide gifts and transfers to trusts). The representatives in their sole discretion may release any of the securities subject to these lock-up provisions at any time without notice.

The following table provides information regarding the per share and total underwriting discounts and commissions to be paid by us to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 345,000 additional shares.

	No Exercise of Option to Purchase Additional Shares	Full Exercise of Option to Purchase Additional Shares
Per Share	$1.7375	$1.7375
Total	$3,996,250	$4,595,688

We estimate that our expenses in connection with the sale of the common stock, other than underwriting discounts, will be approximately $250,000. This estimate includes expenses related to the printing, transfer agent fees, and legal and accounting fees, among other expenses.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares of our common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. Transactions to close out the covered syndicate short positions involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the option to purchase additional shares. The underwriters may also make “naked” short sales of shares in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the exchange on which we are listed or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

A prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders. Other than the prospectus supplement in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the common stock offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The common stock offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

Certain of the underwriters and their affiliates have or may in the future engage in transactions with, and perform services for, Meritage and its affiliates in the ordinary course of business, for which they have received and may receive customary fees and reimbursement of expenses including, but not limited to, participation as lenders, administrative agent and book running managers for the potential new unsecured revolving credit facility discussed in this prospectus supplement under the heading “Prospectus Supplement Summary — Recent Developments — Recent Financing Developments.”

Our shares of common stock are traded on the New York Stock Exchange under the symbol “MTH.”

LEGAL MATTERS

The validity of the shares of common stock issued in this offering will be passed upon for us by Snell & Wilmer L.L.P., Phoenix, Arizona and Venable LLP, Baltimore, Maryland. Certain legal matters in connection with this offering will be passed upon for the underwriters by the law firm of Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from Meritage Homes Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of Meritage Homes Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information contained in the documents we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement and until we sell all the securities offered by this prospectus supplement, other than portions of those documents that are furnished under Items 2.02 and 7.01 of a Current Report on Form 8-K. We also incorporate by reference the following documents, which we have already filed with the Securities and Exchange Commission:

Filing	Date Filed
Annual Report on Form 10-K for the year ended December 31, 2011	February 24, 2012
Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012	May 3, 2012
Proxy Statement on Schedule 14A	April 3, 2012
Current Report on Form 8-K	January 5, 2012
Current Report on Form 8-K	January 27, 2012
Current Report on Form 8-K	March 27, 2012
Current Report on Form 8-K	March 28, 2012
Current Report on Form 8-K	April 10, 2012
Current Report on Form 8-K	April 24, 2012
Current Report on Form 8-K	May 25, 2012

Any information in this prospectus supplement, the accompanying prospectus or in any document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus supplement, the accompanying prospectus, or in any other document we subsequently file with the Securities and Exchange Commission that also is incorporated or deemed to be incorporated by reference in this prospectus supplement or in the accompanying prospectus, modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be part of this prospectus supplement or the accompanying prospectus.

PROSPECTUS

Debt Securities

Common Stock

Preferred Stock

Warrants

Guarantees of Debt Securities

This prospectus describes some of the general terms that may apply to these securities. We will provide specific terms of these securities in supplements to this prospectus at the time we offer or sell any of these securities. You should read this prospectus and any supplement to this prospectus carefully before you invest.

Our common stock is listed on the New York Stock Exchange under the symbol “MTH.”

Investing in our securities involves a high degree of risk. See “Risk Factors,” on page 13 of our Form  10-K for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission and the applicable prospectus supplement for a discussion of certain factors that should be considered in evaluating an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 12, 2012.

If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you.

We have not authorized anyone to provide you with any information other than the information incorporated by reference or provided in this prospectus or any prospectus supplement. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated or deemed to be incorporated by reference in this prospectus is accurate as of any date other than the date of that document.

FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this prospectus or incorporated herein constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In general, “forward-looking statements” can be identified by use of words such as “expect,” “believe,” “estimate,” “project,” “forecast,” “anticipate,” “plan,” “intend,” “may,” “will,” “could,” and “should” and similar expressions. Our forward-looking statements may address such matters as, but are not limited to, statements concerning our belief that we have ample liquidity; our intentions and the expected benefits of our Meritage Forward and Meritage Green strategies and initiatives as well as our land positioning strategies; our perceptions that the homebuilding market has stabilized; our expectations for 2012, including that we expect margin improvement in California; the extent and magnitude of our exposure to defective Chinese drywall and the sufficiency of our reserves relating thereto; our delivery of substantially all of our backlog existing as of year-end; management estimates regarding future impairments and joint venture exposure, including our exposure to joint ventures that are in default of their debt agreements; that we do not anticipate significant additional spending relating to Chinese drywall repair or claims; our positions and our expected outcome relating specifically to the litigation we are involved with concerning the South Edge/Inspirada joint venture; our intentions to not pay dividends; trends in Nevada as we wind down our operations there; the expected benefits of our call center operations; our ability to leverage our local market expertise in Florida to our new Tampa market; that we may use excess liquidity to repurchase our notes and common stock; the sustainability of our tax positions; whether certain guarantees relating to our joint ventures will be triggered and our belief that reimbursements due from lenders to our joint ventures will be repaid; expectations regarding our industry and our business into 2012 and beyond, and that we expect our cash expenditures may exceed our cash generated by operations as we expand our business; the demand for and the pricing of our homes; our land and lot acquisition strategy (including that we will redeploy cash to acquire well-positioned finished lots and that we may participate in joint ventures or opportunities outside of our existing markets if opportunities arise); that all of our option contracts initially entered into before the housing downturn have either been renegotiated or terminated; trends relating to cancellations and our general and administrative expenses; the sufficiency of our warranty reserves; demographic and other trends related to the homebuilding industry in general; the future supply of housing inventory; our expectation that existing guarantees, letters of credit and performance and surety bonds will not be drawn upon; the adequacy of our insurance coverage and warranty reserves; the expected outcome of legal proceedings (including tax audits) we are involved in; the sufficiency of our capital resources to support our business strategy; our ability and willingness to acquire land under option or contract; the future impact of deferred tax assets or liabilities; the impact of new accounting standards and changes in accounting estimates; trends and expectations concerning sales prices, sales orders, cancellations, construction costs and gross margins and future home inventories; our future cash needs; the expected vesting periods of unrecognized compensation expense; trends and expectations relating to our community count and lot inventory; the impact of seasonality; and our future compliance with debt covenants and actions we may take with respect thereto. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include those factors described under the caption “Risk Factors” contained in our periodic filings made with the Securities and Exchange Commission (“SEC”) and any prospectus supplement to this prospectus.

Forward-looking statements express expectations of future events. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Our past performance or past or present economic conditions in our housing markets are not indicative of future performance or conditions. Due to these inherent uncertainties, current or potential investors in our securities are urged not to place undue reliance on forward-looking statements. In addition, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to projections over time. As a result of these and other factors, our stock, note, and warrant prices may fluctuate dramatically.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. By using a shelf registration statement, we may sell, from time to time, in one or more offerings, any combination of the securities described in this prospectus. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being sold in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

Any statements in this prospectus or in any accompanying prospectus supplement concerning the provisions of any document are not complete. In each instance, reference is made to the copy of that document filed or incorporated or deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus is a part or otherwise filed with the SEC. Each statement concerning the provisions of any document is qualified in its entirety by reference to the document so filed.

MERITAGE HOMES CORPORATION

We are a leading designer and builder of single-family attached and detached homes based on the number of home closings. We build in the historically high-growth regions of the western and southern United States and offer a variety of homes that are designed to appeal to a wide range of homebuyers, including first-time, move-up, active adult and luxury. We have operations in three regions: West, Central and East, which are comprised of seven states: Arizona, California, Nevada, Texas, Colorado, Florida, and North Carolina. These three regions are our principal business segments. In 2011, we entered the Raleigh, North Carolina market and announced our expansion within Florida into the Tampa market as well as the wind-down of our operations in Nevada.

Our homebuilding and marketing activities are conducted primarily under the Meritage Homes brand, except in Arizona and Texas, where we also operate under the name Monterey Homes. At December 31, 2011, we were actively selling homes in 157 communities, with base prices ranging from approximately $103,000 to $673,000.

SECURITIES WE MAY OFFER

Types of Securities

The types of securities that we may offer and sell from time to time by this prospectus are:

•	debt securities, which we may issue in one or more series and which may include guarantees of the debt securities by one or more of our subsidiaries;

•	common stock;

•	preferred stock, which we may issue in one or more series; or

•	warrants entitling the holders to purchase common stock, preferred stock or debt securities.

When we sell securities, we will determine the amounts of securities we will sell and the prices and other terms on which we will sell them. We may sell securities to or through underwriters, through agents or dealers or directly to purchasers.

Additional Information

We will describe in a prospectus supplement or supplements, which we will deliver with this prospectus, the terms of particular securities that we may offer in the future. In each prospectus supplement we will include the following information:

•	the type and amount of securities that we propose to sell;

•	the initial public offering price of the securities;

•	the names of the underwriters, agents or dealers, if any, through or to which we will sell the securities;

•	the compensation, if any, of those underwriters, agents or dealers;

•	if applicable, information about securities exchanges or automated quotation systems on which the securities will be listed or traded;

•	material Untied States federal income tax considerations applicable to the securities;

•	any material risk factors associated with the securities; and

•	any other material information about the offer and sale of the securities.

In addition, the prospectus supplement or supplements may also add, update or change the information contained in the prospectus.

USE OF PROCEEDS

Unless we otherwise specify in the applicable prospectus supplement, the net proceeds we receive from the sale of the securities offered by this prospectus and the accompanying prospectus supplement will be used for general corporate purposes. General corporate purposes may include providing additional working capital, the development of new residential properties, the repayment of existing debt, land acquisitions and possible acquisitions of other homebuilders. The net proceeds may be invested temporarily or applied to repay short-term debt until they are used for their stated purpose.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth Meritage’s ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated:

	Years Ended December 31,
	2011		2010	2009		2008		2007
Ratio of earnings to fixed charges (a)	0.5x	(b)	1.2x	(b	)	(b	)	(b	)

(a)	There was no outstanding preferred stock during the periods presented; therefore, the ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends were the same.
(b)	Earnings were not adequate to cover fixed charges by $22.9 million, $134.9 million, $237.3 million and $408.7 million for the years ended December 31, 2011, 2009, 2008 and 2007, respectively.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the applicable prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

The debt securities will be issued under an indenture between us and Wells Fargo Bank, National Association, as trustee, or another trustee chosen by us, qualified to act as such under the Trust Indenture Act and appointed in a supplemental indenture with respect to a particular series. The indenture is governed by the Trust Indenture Act. We have summarized select portions of the indenture below. This summary is not complete. The form of the indenture has been filed as an exhibit to the registration statement and we urge you to read the indenture. Capitalized terms used in the summary have the meaning specified in the indenture.

When we refer to “we,” “our,” “us,” “the Company” and “Meritage” in this section, we mean Meritage Homes Corporation unless the context otherwise requires or as otherwise expressly stated.

General

The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and set forth or determined in the manner provided in an officers’ certificate or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to that series.

Unless otherwise specified in a supplement to this prospectus, the debt securities will be the direct, unsecured obligations of Meritage Homes Corporation and will rank equally with all of its other unsecured and unsubordinated indebtedness. Meritage Homes Corporation’s payment obligations under any series of debt securities may be guaranteed by one or more co-registrants.

We may issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium or at a discount. We will set forth in a prospectus supplement, relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities:

•	the title of the debt securities, whether the debt securities rank as senior debt securities, senior subordinated debt securities or subordinated debt securities, or any combination thereof;

•	the price or prices (expressed as a percentage of the principal amount) at which we will sell the debt securities;

•	the aggregate principal amount of the debt securities and any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities and the amount of principal that will be payable;

•

the rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if any, as well as the dates from which interest will accrue, the dates on which interest will be payable and the record date for the interest payable on any payment date;

•	the form and terms of any guarantee, including the terms of subordination, if any, of any debt securities;

•	any depositories, interest rate calculation agents or other agents with respect to the debt securities;

•	the right, if any, of holders of the debt securities to convert them into our common stock or other securities, including any provisions intended to prevent dilution of the conversion rights;

•

the place or places where principal, premium, if any, and interest, if any, on the debt securities will be payable and where debt securities which are in registered form can be presented for registration of transfer or exchange and the identification of any depositary or depositaries for any global debt securities;

•	any provisions regarding our right to redeem or purchase debt securities or the right of holders to require us to redeem or purchase debt securities;

•	any provision requiring or permitting us to make payments to a sinking fund to be used to redeem debt securities or a purchase fund to be used to purchase debt securities;

•	the denominations in which the debt securities will be issued, if other than denominations of $2,000 and integral multiples of $1,000 in excess thereof;

•

the percentage of the principal amount at which debt securities will be issued and, if other than the full principal amount thereof, the percentage of the principal amount of the debt securities which is payable if maturity of the debt securities is accelerated because of a default;

•	the currency or currencies in which principal, premium, if any, and interest, if any, will be payable;

•

if payments of principal of, premium or interest on the debt securities will be made in one or more currencies other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

•

the manner in which the amounts of payment of principal of, or premium or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable;

•	any provisions relating to any security provided for the debt securities;

•

any addition to or change in the events of default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to, change in or deletion from, the covenants described in this prospectus or in the indenture with respect to the debt securities; and

•	any other material terms of the debt securities, which may modify, supplement or delete any provision of the indenture as it applies to that series.

In addition, the indenture does not limit our ability to issue subordinated debt securities. Any subordination provisions of a particular series of debt securities will be set forth in the officers’ certificate or supplemental indenture related to that series of debt securities and will be described in the relevant prospectus supplement.

We will provide you with information on the material United States federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

Transfer and Exchange

A holder will be able to transfer or exchange debt securities only in accordance with the indenture. The registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents and to pay taxes and fees required by law or permitted by the indenture.

Change of Control

Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions that may afford holders of the debt securities protection in the event we undergo a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) that could adversely affect holders of debt securities.

Covenants

We will set forth in the applicable prospectus supplement any additional restrictive covenants applicable to any issue of debt securities.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person, which we refer to as a successor person, unless:

•	we are the surviving corporation or the successor person (if other than Meritage Homes Corporation) expressly assumes our obligations on the debt securities and under the indenture;

•

immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

•	certain other conditions that may be set forth in the applicable prospectus supplement are met.

Events of Default

Unless otherwise stated in the prospectus supplement, an event of default with respect to any series of debt securities will be defined in the indenture or applicable supplemental indenture as being:

•	our default in the payment of principal of or premium, if any, on any of the debt securities of such series when due and payable at maturity, upon redemption or otherwise;

•	our default in the payment of any interest upon any debt security of such series when it becomes due and payable, and continuance of that default for a period of 30 days;

•

an event of default as defined in the debt securities of that series or our failure to comply with any of our other agreements in the debt securities of such series or the indenture with respect to such series, which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of at least 25% in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	bankruptcy, insolvency or reorganization of our company or our significant grantor subsidiaries; and

•	any other event of default provided with respect to debt securities of that series which is described in the applicable prospectus supplement.

No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities.

If an event of default (other than an event of default resulting from certain events of bankruptcy, insolvency or reorganization) with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal of and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture.

The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

Unless stated otherwise in the applicable prospectus supplement, no holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

•

the holders of at least 25% in principal amount of the outstanding debt securities of that series have made written request, and offered indemnity satisfactory to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

The indenture requires us, within 90 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification and Waiver

We may modify and amend the indenture without notice to or the consent of the holders to:

•	create a series and establish its terms;

•	cure any ambiguity, defect or inconsistency;

•	evidence the assumption of a successor corporation of our obligations under the indenture;

•	comply with any requirements of the SEC or the Trust Indenture Act;

•	provide for uncertificated securities in addition to or in place of certificated securities;

•

add, change or eliminate any other provisions of the indenture so long as that change does not apply to any then existing series of debt securities or modify the rights of the holder of any such security with respect to that provision;

•	make any change that does not adversely affect in any material respect the interests of the securityholders of any series; and

•	add Guarantors.

Subject to certain exceptions, we may amend the indenture with the consent (which may include consents obtained in connection with a tender offer or exchange offer for that series of securities) of the holders of at least a majority in aggregate principal amount of the series of the securities then outstanding, and any existing default under, or compliance with any provision of, the indenture may be waived (other than any continuing default in the payment of the principal or interest on the securities) with the consent (which may include consents obtained in connection with a tender offer or exchange offer for that series of securities) of the holders of a majority in principal amount of the securities of that series then outstanding; provided that without the consent of each holder affected, we may not:

(1)	change the maturity of any security;

(2)	reduce the amount, extend the due date or otherwise affect the terms of any scheduled payment of interest on or principal of the securities;

(3)	reduce any premium payable upon optional redemption of the securities, change the date on which any securities are subject to redemption or otherwise alter the provisions with respect to the redemption of the securities;

(4)	make any security payable in money or currency other than that stated in the securities;

(5)	modify or change any provision of the indenture or the related definitions to affect the ranking of the securities or any security guarantee in a manner that adversely affects the holders;

(6)	reduce the percentage of holders necessary to consent to an amendment or waiver to the indenture or the securities;

(7)	impair the rights of holders to receive payments of principal of or interest on the securities;

(8)	release any guarantor from any of its obligations under its security guarantee or the indenture, except as permitted by the indenture; or

(9)	make any change in these amendment and waiver provisions.

Except for certain specified provisions, the holders of at least a majority in aggregate principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of or any interest on any debt security of that series or in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected; provided, however, that the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances Legal Defeasance

Legal Defeasance. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents and fees and expenses due to the trustee, its agents and counsel). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.

This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

Defeasance of Certain Covenants. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

•

we may omit to comply with the covenant described under the heading “Consolidation, Merger and Sale of Assets” and certain other covenants set forth in the indenture, as well as any additional covenants which may be set forth in the applicable prospectus supplement; and

•	any omission to comply with those covenants will not constitute a default or an event of default with respect to the debt securities of that series, or covenant defeasance.

The conditions include:

•

depositing with the trustee money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

•

delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

Covenant Defeasance and Events of Default. In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. government obligations or foreign government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. However, we shall remain liable for those payments.

Guarantees

Our payment obligations under any series of debt securities may be guaranteed by one or more of the co-registrants. The terms of any such guarantee will be set forth in the applicable prospectus supplement.

Concerning the Trustee

In the ordinary course of its business, Wells Fargo Bank, National Association, the trustee, provides, and may continue to provide, service to us as trustee under the indenture relating to our 7% Senior Notes due 2022. The indenture contains, or will contain, limitations on the right of the trustee, should it become our creditor, to obtain payment of claims in specified cases or to realize on property received in respect of any such claim as security or otherwise. The indenture permits, or will permit, the trustee to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict or resign.

The indenture provides, or will provide, that in case an event of default occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of such person’s own affairs. The trustee may refuse to perform any duty or exercise any right or power under the indenture, unless it receives indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The laws of the State of New York govern, or will govern, the indenture, the debt securities and the guarantees of debt securities.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue up to 125,000,000 shares of common stock, $0.01 par value per share, of which 32,748,087 shares were outstanding as of March 31, 2012.

Holders of shares of common stock are entitled to participate equally and ratably in dividends and in distributions available for the common stock on liquidation. We do not intend to declare cash dividends in the foreseeable future. Earnings are expected to be retained to finance the continuing development of the business. Future cash dividends, if any, will depend upon our financial condition, results of operations, capital requirements, compliance with debt covenants of existing and future indebtedness and credit facilities, as well as other factors considered relevant by our board of directors. Each share is entitled to one vote for the election of directors and upon all other matters on which the common stockholders vote. Holders of common stock do not have preemptive rights and are not entitled to cumulative votes in the election of directors.

The transfer agent and registrar for our common stock is Computershare, Inc.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock, $0.01 par value per share, of which no shares were outstanding as of the date of this prospectus. The board of directors has the authority to determine the terms of our preferred stock without further stockholder approval. We may issue shares of preferred stock from time to time, in one or more series, as authorized by our board of directors. Prior to issuance of shares of each series, the board of directors is required by the Maryland General Corporation Law (the “MGCL”) and our charter to fix for each series, as permitted by Maryland law, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption.

If we issue preferred stock with voting rights, it could make it more difficult for a third party to acquire control of us and could adversely affect the rights of holders of common stock. Preferred stockholders typically are entitled to satisfaction in full of specified dividend and liquidation rights before any payment of dividends or distribution of assets on liquidation can be made to holders of common stock. Also, any voting rights granted to our preferred stock may dilute the voting rights of our common stock. Under some circumstances, control of Meritage could shift from the holders of common stock to the holders of preferred stock with voting rights. Certain fundamental matters requiring stockholder approval (such as mergers, sale of assets and certain amendments to our charter) may require approval by the separate vote of the holders of preferred stock in addition to any required vote of the common stock.

There will be a prospectus supplement relating to any offering of common stock or preferred stock offered by this prospectus.

Certain Provisions of Maryland Law

We are incorporated in Maryland and are subject to the provisions of the MGCL, certain of which provisions are discussed below.

Business Combinations. Under the Maryland Business Combination Act, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include certain mergers, consolidations, share exchanges or asset transfers, loans, transfers or issuances or reclassifications of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns ten percent or more of the voting power of the corporation’s shares; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by the outstanding shares of voting stock of the corporation voting together as a single voting group; and

•

two-thirds of the votes entitled to be cast by the holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder voting together as a single voting group.

These super-majority vote requirements do not apply to certain business combinations if the corporation’s stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares and the corporation and interested stockholder meet certain other requirements.

The statute provides for various exemptions from its provisions, including business combinations that are exempted by resolution of the board of directors prior to the time that the interested stockholder becomes an interested stockholder.

The business combination statute could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

A Maryland corporation may adopt an amendment to its charter electing not to be subject to the Maryland Business Combinations Act. No such amendment to our charter has been adopted.

Control Share Acquisitions. The Maryland Control Share Acquisition Act provides that “control shares” (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) of a Maryland corporation acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of outstanding control shares) have no voting rights, except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, excluding all interested shares. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares of common stock. We cannot give any assurance that such provision will not be amended or eliminated at any time in the future.

Certain Provisions of our Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws include provisions that could make a change in control more difficult. These provisions are intended to preserve the continuity and stability of our board of directors and the policies formulated by our board of directors, as well as avoid unintended ownership changes and preserve the value of our tax benefits for future utilization. The following is a summary of the provisions or our articles of incorporation and bylaws that we consider material, but does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our articles of incorporation and bylaws.

Articles of Incorporation. In 2009, we amended Article VIII of our articles of incorporation to preserve the long term value of our accumulated net operating losses (“NOLs,” and such mechanism to preserve our NOLs, the “NOL Protective Amendment”), which are not set to expire until 2028. The benefit of our NOLs would be significantly reduced if we were to experience an “ownership change” as defined in Section 382 (“Section 382”) of the Internal Revenue Code of 1986, as amended. Under Section 382, calculating whether an “ownership change” has occurred is subject to inherent uncertainty. This uncertainty results from the complexity and ambiguity of the Section 382 provisions, as well as limitations on the knowledge that any publicly traded company can have about the ownership of and transactions in its securities. In the event of an “ownership change,” we would only be allowed to use a limited amount of NOLs to offset our taxable income subsequent to the “ownership change.” The NOL Protective Amendment was adopted to combat that possible situation and ensure an ownership change does not occur.

Article VIII could be deemed to have an “anti-takeover” effect because, among other things, it restricts the ability of a person, entity or group to accumulate 4.9% or more of our common stock and the ability of persons, entities or groups now owning 4.9% or more of common stock from acquiring additional shares of common stock, without the approval of the board of directors. Accordingly, any direct or indirect transfer attempted in violation of the restrictions in the articles of incorporation would be void as of the date of the purported transfer as to the purported transferee (or, in the case of an indirect transfer, the ownership of the direct owner of common stock would terminate simultaneously with the transfer), and the purported transferee (or in the case of any indirect transfer, the direct owner) would not be recognized as the owner of the shares owned in violation of the restrictions for any purpose, including for purposes of voting and receiving dividends or other distributions in respect of such common stock, or in the case of options, receiving common stock in respect of their exercise. The board of directors has the discretion to approve a transfer of common stock that would otherwise violate the transfer restrictions if it determines that such transfer is in our best interests.

Amendments of Bylaws. Our bylaws provide that only our board of directors may amend our bylaws. The board of directors may also establish, modify, amend or rescind bylaws, regulations and procedures for purposes of determining whether any transfer of common stock would jeopardize our ability to preserve and use our NOLs.

Stockholder Meeting Procedures. Our bylaws provide that a special meeting may be called by stockholders holding at least 50% of the votes entitled to be cast. In addition, our bylaws limit the matters that can be acted upon at a stockholders meeting to those included in the notice for such meeting.

Other provisions of our articles of incorporation and bylaws may also have the effect of delaying or preventing a change of control, even where the stockholders may consider it to be favorable. These provisions could also prevent or hinder an attempt by stockholders to replace our current directors and include: (i) a classified board of directors; (ii) a provision that directors may only be removed for cause; (iii) a limitation on the maximum number of directors; (iv) a limitation on the ability of stockholders to call a special meeting of stockholders; (v) a provision that only the directors can amend the bylaws; (vi) advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at a stockholders’ meeting, and (vii) the ability of the board of directors to designate and cause us to issue shares of our preferred stock.

Advance Notice Procedures. Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting. These stockholder notice procedures provide that only persons that are nominated by the board of directors, or by a stockholder who was a stockholder at the time of giving notice and has given timely written notice to our secretary before the meeting at which directors are to be elected, will be eligible for election as directors. These stockholder notice procedures also provide that at an annual meeting only the business as has been brought before the meeting by our board of directors, or by a stockholder who has given timely written notice to our secretary of the stockholder’s intention to bring the business before the meeting, may be conducted. To be timely, a stockholder’s nomination or notice must be delivered to or mailed and received by our secretary at our principle executive offices not earlier than the 150th day nor later than 5:00 p.m., Eastern time, on the 120th day prior to the first anniversary date of mailing of the notice for the preceding year’s annual meeting (or, with respect to a proposal required to be included in the our proxy statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, or its successor provision, the earlier date such proposal was received), provided that in the event the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern time, on the later of the 120th day prior to the date of such annual meeting or the tenth day following the date on which public announcement of the date of such meeting is first made.

In addition, under these stockholder notice procedures, a stockholder’s notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors will be required to contain specified information. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedure, the individual will not be eligible for election as a director, or the business will not be conducted at the meeting, as the case may be.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of common stock, preferred stock or debt securities or two or more of these types of securities. Warrants may be issued independently or together with our common stock, preferred stock or debt securities and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. A copy of the warrant agreement will be filed with the SEC in connection with any offering of warrants.

The prospectus supplement relating to a particular issue of warrants to purchase common stock, preferred stock or debt securities will describe the terms of those warrants, including the following:

•	the title of the warrants;

•	the offering price for the warrants, if any;

•	the aggregate number of the warrants;

•	the designation and terms of the common stock, preferred stock or debt securities that may be purchased upon exercise of the warrants;

•	if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

•	if applicable, the date from and after which the warrants and any securities issued with them will be separately transferable;

•	if applicable, the principal amount of debt securities that may be purchased upon exercise of a warrant and the price at which the debt securities may be purchased upon exercise;

•	if applicable, the number of shares of common stock or preferred stock that may be purchased upon exercise of a warrant and the price at which the shares may be purchased upon exercise;

•	the dates on which the right to exercise the warrants will commence and expire;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	whether the warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

•	information relating to book-entry procedures, if any;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	if applicable, a discussion of material United States federal income tax considerations;

•	anti-dilution provisions of the warrants, if any;

•	redemption or call provisions applicable to the warrants, if any;

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants; and

•	any other information we think is important about the warrants.

PLAN OF DISTRIBUTION

The securities that may be offered by this prospectus may be sold:

•	through agents;

•	to or through underwriters;

•	to or through broker-dealers (acting as agent or principal);

•	in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, on an exchange, or otherwise;

•	directly to purchasers, through a specific bidding or auction process or otherwise; or

•	through a combination of any such methods of sale.

Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us, from the purchasers of the securities or from both us and the purchasers. The compensation received may be in excess of customary discounts, concessions or commissions. Any underwriters, dealers, agents or other investors participating in the distribution of the securities may be deemed to be “underwriters,” as that term is defined in the Securities Act, and compensation and profits received by them on sale of the securities may be deemed to be underwriting commissions, as that term is defined in the rules promulgated under the Securities Act.

Each time the securities are offered by this prospectus, the prospectus supplement, if and to the extent required, will set forth:

•	the name of any underwriter, dealer or agent involved in the offer and sale of the securities;

•	the terms of the offering;

•	any discounts concessions or commissions and other items constituting compensation received by the underwriters, broker-dealers or agents;

•	any over-allotment option under which any underwriters may purchase additional securities from us;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers;

•	any securities exchanges on which the securities may be listed; and

•	the anticipated date of delivery of the securities.

The securities may be sold at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The distribution of securities may be effected from time to time in one or more transactions, by means of one or more of the following transactions, which may include crosses or block trades:

•	exchange offers or other transactions on the New York Stock Exchange or any other organized market where the securities may be traded;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through put or call option transactions relating to the securities;

•	under delayed delivery contracts or other contractual commitments; or

•	a combination of such methods of sale.

If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. This prospectus and the applicable prospectus supplement will be used by the underwriters to resell the securities.

To comply with the securities laws of certain states, if applicable, the securities offered by this prospectus will be offered and sold in those states only through registered or licensed brokers or dealers.

Agents, underwriters and dealers may be entitled under agreements entered into with us to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. The applicable prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their respective affiliates may be customers of, engage in transactions with or perform services for us in the ordinary course of business. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship.

Our common stock is listed on the New York Stock Exchange. Unless otherwise specified in the applicable prospectus supplement, each other class or series of securities issued will be a new issue with no established trading market. We may elect to list any other class or series of securities on any exchange, but we are not currently obligated to do so. It is possible that one or more underwriters, if any, may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

Certain persons participating in the offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. We make no representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the securities. For a description of these activities, see the information under the heading “Underwriting” in the applicable prospectus supplement.

Concurrently with any offering of debt securities that are convertible into or exercisable or exchangeable for our common stock, we may offer from time to time our common stock by means of a separate prospectus supplement. In addition, we may agree to loan common stock to affiliates of the underwriters, dealers or agents for such debt securities or common stock, which affiliates we refer to as the “share borrowers,” pursuant to a share lending agreement to be described in the applicable prospectus supplement. Such share borrowers may use the borrowed shares or the proceeds therefrom to facilitate transactions by which investors in our debt securities may hedge their investments in such debt securities. In connection with facilitating those transactions, the share borrowers and their affiliates may receive customary, negotiated fees from investors.

In connection with any offering of debt securities that are convertible into or exercisable or exchangeable for our common stock, we may enter into convertible debt security hedge transactions with affiliates of the underwriters. Such convertible debt security hedge transactions may reduce the potential dilution to us upon conversion of such debt securities. We may apply a portion of the net proceeds from the sale of the debt securities to pay the cost of such convertible debt security hedge transactions.

In connection with establishing an initial hedge of these transactions, the hedge counterparty or its affiliates may enter into various derivative transactions with respect to our common stock, concurrently with or shortly after the pricing of such debt securities. These activities could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or shortly after the pricing of such debt securities.

In addition, the hedge counterparty or its affiliates will likely modify its hedge position following the pricing of such debt securities from time to time by entering into or unwinding various derivative transactions and/or purchasing or selling our common stock in secondary market transactions prior to the maturity of such debt securities (including during any settlement period in respect of any conversion of such debt securities). The effect, if any, of any of these transactions and activities on the market price of our common stock or such debt securities will depend in part on market conditions and cannot be ascertained at this time. Any of these activities could impact the price of our common stock and the value of such debt securities and, as a result, the value of the consideration and the number of shares, if any, that an investor would receive upon conversion of such debt securities and, under certain circumstances, such investor’s ability to convert such debt securities.

LEGAL MATTERS

Snell & Wilmer L.L.P., Phoenix, Arizona and Venable LLP, Baltimore, Maryland have issued opinions regarding the validity of the securities being offered by this prospectus. We have filed the opinions as exhibits to the registration statement of which this prospectus is part. If counsel for any underwriters passes on legal matters in connection with an offering made by this prospectus, we will name that counsel in the prospectus supplement relating to that offering.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from Meritage Home Corporation’s Annual Report on Form 10-K and the effectiveness of Meritage Home Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Meritage Homes Corporation files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read a copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that web site is www.sec.gov. You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We and our guarantor subsidiaries have filed jointly with the SEC a registration statement on Form S-3 that registers the securities we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us, our guarantor subsidiaries and the securities offered. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this or another document.

This prospectus includes by reference the documents listed below that we have previously filed with the SEC and that are not included in or delivered with this document. They contain important information about our business, prospects and financial condition.

Filing	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2011
Current Report on Form 8-K	January 5, 2012
Current Report on Form 8-K	January 27, 2012
Current Report on Form 8-K	March 27, 2012
Current Report on Form 8-K	March 28, 2012
Current Report on Form 8-K	April 10, 2012
Proxy Statement on Schedule 14A	April 3, 2012

We incorporate by reference the description of Meritage Homes Corporation’s capital stock contained in the Form 8-A of Emerald Mortgage Investments Corporation (a predecessor of Meritage Homes Corporation) filed on July 7, 1988, including any amendment or report filed to update such description.

We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date of the closing of each offering, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (other than information furnished under Item 2.02 and 7.01, which is deemed not to be incorporated by reference in this prospectus), as well as proxy statements (other than information identified therein as not incorporated by reference). You should review these filings as they may disclose changes in our business, products or financial condition or other affairs after the date of this prospectus. The information that we file later with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the closing of each offering will automatically supersede previous information included or incorporated by reference in the prospectus.

You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

Meritage Homes Corporation

17851 N. 85th Street, Suite 300

Scottsdale, Arizona 85255

Attn: Investor Relations

(480) 515-8100

We have not authorized anyone to give any information or make any recommendation about us that is different from, or in addition to, that contained in this prospectus or in any of the other materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations or offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information in this prospectus speaks only as of the date of this prospectus, unless the information specifically indicates that another date applies.

2,300,000 Shares

Common Stock

P R O S P E C T U S    S U P P L E M E N T

July 9, 2012

Joint Book-Running Managers

Citigroup	J.P. Morgan	Deutsche Bank Securities

Co-Manager

BofA Merrill Lynch